UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 7, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Evergreen Solar, Inc.

File No. 0-31687 - CF#24042

_____

Evergreen Solar, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 12, 2009.

Based on representations by Evergreen Solar, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.2	through November 30, 2009
Exhibit 10.4	through December 31, 2013
Exhibit 10.5	through December 31, 2012
Exhibit 10.6	through December 31, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel